Exhibit 99.7

INVESTORS’ RIGHTS AGREEMENT

THIS INVESTORS’ RIGHTS AGREEMENT (this “Agreement”) made as of the 26 day of June 2023, by and among Selina Hospitality PLC, a company organized and existing under the laws of England and Wales having company number 13931732 (the “Company”), Kibbutz Holding S.a.r.l., a Luxembourg private limited company whose registered address is 5 rue Guillaume J Kroll, I-1882 Luxembourg, Luxembourg (“Kibbutz”) and Osprey Investments Limited, a company incorporated under the laws of Cyprus, with its registered address at 9E Foti Pitta Street, 1065, Nicosia, Cyprus, with incorporation number HE 229246 (the “Lender”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Subscription Agreements and the Secured Convertible Note, as applicable (each as defined below).

WITNESSETH:

WHEREAS, on a future date, the Lender and the Company will enter into a subscription agreement (the “PIPE Subscription Agreement”) (as amended, supplemented or otherwise modified from time to time in accordance with its terms) pursuant to which the Lender will subscribe for the PIPE Shares and the PIPE Warrants (each as defined below) and on or about the date hereof the Lender, the Company and Selina Operations US Corp. (the “Borrower”) entered into one subscription agreement (the “Convertible Note Subscription Agreement”) (as amended, supplemented or otherwise modified from time to time in accordance with its terms, and together with the PIPE Subscription Agreement, the “Subscription Agreements”) pursuant to which the Lender agreed to (i) purchase from the Borrower a Secured Convertible Note in the principal amount of $11,111,111 (the “Secured Convertible Note”) (as amended, supplemented or otherwise modified from time to time in accordance with its terms), which, among other things, may be converted into either ordinary shares of the Company or shares of Selina RY Holding, Inc., and (ii) acquire associated warrants;

WHEREAS, this Agreement is being executed prior to or concurrently with, and will become effective upon, the Closing (as defined below); and

WHEREAS, the Investors (as defined below) and the Company desire to set forth certain matters regarding their ownership or potential ownership of the ordinary shares of the Company and certain other matters as set forth below.

NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereby agree as follows:

1. Affirmative Covenants.

1.1 Confidentiality. Each Investor agrees that any information obtained pursuant to this Agreement (including any information about any proposed registration pursuant to Section 3) will not be disclosed or used for any purpose without the prior written consent of the Company other than the exercise of rights under this Agreement; provided, that each Investor may disclose any such information on a confidential basis to its directors, officers, employees, advisors and representatives.

2. Definitions. As used herein, the following terms have the meanings set out below:

2.1.1 “5% Beneficial Interest Date” means the date on which the Lender ceases to own (directly or indirectly) at least a 5% Beneficial Interest.

2.1.2 “5% Beneficial Interest” means, as determined by reference to the preparation instructions for the Company’s annual report on Form 20-F, a beneficial interest in the Company amounting to five (5) percent.

2.1.3 “Board Trigger Date” means the 5% Beneficial Interest Date.

2.1.4 “Business Day” means any day other than a Saturday, a Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close.

2.1.5 “Closing” means the settlement date of the Secured Convertible Note, the PIPE Shares, and the PIPE Warrants.

2.1.6 “Closing Date” means the date of the Closing.

2.1.7 “Conversion” means the conversion of the principal amount under the Secured Convertible Note into Shares pursuant to the terms of the Secured Convertible Note.

2.1.8 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.1.9 “Holder” means each Investor that is party to this Agreement or has signed a Joinder Agreement to this Agreement and holds outstanding Registrable Securities.

2.1.10 “Investors” means the Lender and the Subscriber.

2.1.11 “Joinder Agreement” means a joinder agreement, in substantially the form attached hereto as Exhibit A.

2.1.12 “Lender Shares” means the Shares issuable to the Lender and outstanding pursuant to the Conversion.

2.1.13 “Lender Warrants” means the unexercised warrants held by the Lender as at the Closing Date pursuant to the Subscription Agreements.

2.1.14 “PIPE Shares” means the Shares issued to the Lender and outstanding as at the Closing Date pursuant to the PIPE Subscription Agreement.

2.1.15 “PIPE Warrants” means the unexercised warrants held by the Lender as at the Closing Date pursuant to the PIPE Subscription Agreement.

2.1.16 “Register”, “registered” and “registration” refer to a registration effected by filing a Registration Statement in compliance with the Securities Act and the declaration or ordering by the SEC of effectiveness of such Registration Statement, or the equivalent actions under the laws of another jurisdiction.

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2.1.17 “Registrable Securities” means (i) the PIPE Shares; (ii) the PIPE Warrants, including any Shares issuable upon the exercise of the PIPE Warrants; (iii) the Lender Shares; (iv) the Lender Warrants, including any Shares issuable upon the exercise of the Lender Warrants; (v) any other equity security of the Company issued or issuable with respect to any such Shares by way of a stock dividend or stock split or in connection with a combination of stock, acquisition, recapitalization, consolidation, reorganization, stock exchange, stock reconstruction and amalgamation or contractual control arrangement with, purchasing all or substantially all of the assets of, or engagement in any other similar transaction; provided, however, that, as to any particular Registrable Securities, such securities shall cease to be Registrable Securities upon the earliest to occur of (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without registration pursuant to Rule 144 or any successor rule promulgated under the Securities Act (but with no volume or other restrictions or limitations including as to manner or timing of sale) and such securities are eligible (including upon receipt from the Holder of customary representations and other documentation reasonably acceptable to the Company and the transfer agent in connection therewith) to no longer bear a legend restricting further transfer and the Company has removed such restrictive legend; and (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

2.1.18 “Registration Statement” means any registration statement that covers the Registrable Securities filed by the Company pursuant to the Subscription Agreements, including the prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

2.1.19 “Rule 144” means Rule 144 promulgated under the Securities Act.

2.1.20 “SEC” means the Securities and Exchange Commission.

2.1.21 “Securities Act” means the Securities Act of 1933, as amended.

2.1.22 “Shares” means the ordinary shares of the Company having a current nominal value of $0.005064 each (rounded to six decimal places).

2.1.23 “Transaction Documents” means this Agreement, the schedules and exhibits attached hereto, the Irrevocable Transfer Agent Instructions, the Subscription Agreements, the Secured Convertible Note and any other documents or agreements explicitly contemplated hereunder, under the Subscription Agreements or under the Secured Convertible Note, as applicable.

2.1.24 “Transfer” means, directly or indirectly, the (x) sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, any security, (y) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of, or any other derivative transaction with respect to, any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (z) public announcement of any intention to effect any transaction specified in clauses (x) or (y).

3. Registration Rights. The following provisions govern the registration of the Holders’ securities:

3.1 Registration Statement Filing. The parties hereto acknowledge that the Lender shall have the registration rights afforded to Lender under Section 10 of the PIPE Subscription Agreement and Lender shall have the registration rights afforded to Lender under Section 12 of the Convertible Note Subscription Agreement and Section 7.4 of the Warrant Agreement (collectively, the “Registration Rights”).

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3.2 Expenses. All expenses incurred by the Company in connection with the registration of the Registrable Securities pursuant to the Registration Rights shall be borne by the Company.

3.3 Indemnities. In the event of any registration of the Registrable Securities pursuant to a Holder’s exercise of its Registration Rights:

3.3.1 The Company will indemnify and hold harmless, to the fullest extent permitted by law, each Holder, each person, if any, who controls the Holder and each of the foregoing person’s respective officers, directors, employees, partners, members, attorneys, advisors, agents or other representatives (a “Holder Indemnified Party”), from and against any and all losses, damages, claims, liabilities, joint or several, costs and expenses to which any such Holder Indemnified Party may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they are made, not misleading and the Company will reimburse such Holder Indemnified Party promptly upon demand, for any reasonable documented, out-of-pocket legal or any other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding or (iii) any violation of alleged violation by the Company of the Securities Act, the Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Agreement; provided that the Company will not be liable to any Holder Indemnified Party in any such case to the extent that any such loss, damage, liability, cost or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by such Holder Indemnified Party specifically for inclusion in the Registration Statement; provided, further, that the indemnity agreement contained in this subsection 3.3.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, conditioned or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Holder Indemnified Party and regardless of any sale in connection with such offering by the Holder Indemnified Party. Such indemnity shall survive the transfer of securities by a selling shareholder.

3.3.2 Each Holder participating in a registration hereunder will furnish to the Company in writing any information regarding such Holder and his or her intended method of distribution of Registrable Securities as the Company may reasonably request and, severally not jointly, will indemnify and hold harmless the Company, any other person participating in the distribution, each person, if any, who controls the Company or such other person and each of the foregoing person’s respective officers, directors, employees, partners, members, attorneys, advisors, agents or other representatives (a “Company Indemnified Party”) from and against any and all losses, damages, claims, liabilities, costs or expenses (including any amounts paid in any settlement effected with the selling shareholder’s consent) to which any such Company Indemnified Party may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs or expenses arise solely and directly from (i) any untrue or alleged untrue statement of any material fact contained in the Registration Statement or included in the prospectus, as amended or supplemented, or (ii) the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, but, in each case, only to the extent of such information relating to such Holder and provided in writing by such Holder, and each such Holder will reimburse such Company Indemnified Party promptly upon demand, for any reasonable legal or other expenses incurred by them in connection with investigating, preparing to defend or defending against or appearing as a third-party witness in connection with such loss, claim, damage, liability, action or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in strict conformity with written information furnished by such Holder specifically for inclusion therein. The foregoing indemnity agreement shall be individual and several by each Holder. The indemnity agreement contained in this subsection 3.3.2 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability or action if such settlement is effected without the consent of the Holders, as the case may be, which consent shall not be unreasonably withheld, conditioned or delayed. In no event shall the aggregate amounts payable by any Holder by way of indemnity under this subsection 3.3.2, or contribution under subsection 3.3.4, exceed the net proceeds received by such Holder from the offering of Registrable Securities in connection with which a claim for indemnification or contribution by a Company Indemnified Party has been brought.

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3.3.3 Promptly after receipt by an indemnified party pursuant to the provisions of subsections 3.3.1 or 3.3.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such indemnified party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said subsections 3.3.1 or 3.3.2, promptly notify the indemnifying party of the commencement thereof; but the omission to notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than hereunder. In case such action is brought against any indemnified party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party; provided that if the defendants in any action include both the indemnified party and the indemnifying party and the indemnified party reasonably believes that there is a conflict of interests which would prevent counsel for the indemnifying party from also representing the indemnified party, the indemnified party or parties shall have the right to select one separate counsel to participate in the defense of such action on behalf of such indemnified party or parties. After notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party will not be liable to such indemnified party pursuant to the provisions of said subsections 3.3.1 or 3.3.2 for any legal or other expense subsequently incurred by such indemnified party in connection with the defense thereof, unless (i) the indemnified party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the indemnified party to represent the indemnified party within a reasonable time after the notice of the commencement of the action and within fifteen (15) days after written notice of the indemnified party’s intention to employ separate counsel pursuant to the previous sentence, or (iii) the indemnifying party has authorized the employment of counsel for the indemnified party at the expense of the indemnifying party. No indemnifying party will consent to entry of any judgment or enter into any settlement if such settlement or judgment requires an admission of fault or culpability on the part of the indemnified party or does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

3.3.4 If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which the claim was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable considerations appropriate under the circumstances.

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3.3.5 Notwithstanding anything to the contrary hereunder, no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 3.5 from any person or entity who was not guilty of such fraudulent misrepresentation.

3.4 Assignment of Registration Rights. Any of the Holders may assign and/or transfer to a transferee such Investor’s rights, wholly or partially, to cause the Company to register Shares pursuant to the applicable Subscription Agreement of all or any part of its Registrable Securities. In addition, any Holder may transfer and/or assign his or her right, wholly or partially, to transferees of Shares that are Registrable Securities of the Company. The transferor shall, within twenty (20) days after such transfer, furnish the Company with written notice of the name and address of such transferee and the securities with respect to which such Registration Rights are being assigned, and the transferee shall execute a Joinder Agreement as required by subsection 5.4 below.

3.5 Public Information. The Company shall make publicly available such information as is necessary to enable the Holders to make sales of Registrable Securities pursuant to Rule 144 to the extent such rule is available to Holders at such time. Without limiting the foregoing, in order to enable the Holders to sell the Shares under Rule 144, the Company shall use its commercially reasonable efforts to timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to the Exchange Act.

3.6 Removal of Legends. Upon Rule 144 becoming available for the resale of any Registrable Securities, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such securities and without volume or manner-of-sale restrictions and expiration of any lock-up agreement applicable to such Shares, the Company shall promptly cause Company legal counsel to issue to the Company’s transfer agent the legal opinion referred to in the Irrevocable Transfer Agent Instructions. Any fees (with respect to the transfer agent, Company counsel or otherwise) associated with the issuance of such opinion or the removal of such legend shall be borne by the Company. At such time, the Company will no later than five (5) trading days (such fifth (5th) trading day, the “Legend Removal Date”) deliver or cause to be delivered to such Holder a certificate representing such Shares that is free from all restrictive and other legends.

3.6.1 Irrevocable Transfer Agent Instructions. Following completion of the Conversion, the Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, in substantially the form of Exhibit B attached hereto, but subject to such amendments as may be required by the transfer agent (the “Irrevocable Transfer Agent Instructions”). The Company represents and warrants that the Shares shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents and applicable law. The Company acknowledges that a breach by it of its obligations under this subsection 3.6.1 will cause irreparable harm to a Holder. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this subsection 3.6.1 will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this subsection 3.6.1, that a Holder shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

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3.6.2 In the event of a conflict between the terms of this Section 3 and the terms of any Subscription Agreement, the terms of this Section 3 shall prevail.

3.7 Subsequent Registration Rights. The Company hereby agrees that, without the consent of the Holders, if the Lender acquires any securities of the Company after the date hereof, it shall enter into an agreement with the Lender to grant registration rights substantially similar to those afforded under the Subscription Agreements and hereby with regards to such future-acquired securities.

4. Director Nomination Rights.

4.1 Size of the Company’s Board of Directors. Each party hereto shall take all such action within its power as may be necessary or appropriate, and each Investor agrees to vote, or cause to be voted, all of their respective Shares at any meeting (or written consent) of the shareholders of the Company with respect to the election and/or removal of directors, such that:

4.1.1 prior to the Reset Date (as defined below), if and to the extent the Lender nominates one or two individuals to serve on the Company’s Board of Directors pursuant to its right under subsection 4.3, one or (as the case may be) two individuals serving on the Company’s Board of Directors as at the Closing Date shall resign from their position(s) on the Board of Directors concurrently with the appointment of the individual(s) so nominated by the Lender such that each appointed individual shall replace one resigning individual; and

4.1.2 by the earlier of (i) the close of the Company’s 2023 annual general meeting of shareholders or (ii) ninety (90) days after the Closing Date (such date being the “Reset Date”), the Company’s Board of Directors shall consist of not more than seven (7) directors, the members of which shall be nominated and appointed by the Board of Directors from time to time in accordance with the Company’s Articles of Association in effect from time to time and applicable law, but subject to the Lender’s nomination rights under subsection 4.3 herein and Rafael Museri and Daniel Rudasevski (the “Key Individuals” and each a “Key Individual”) remaining directors subject to subsection 4.2, and in no event shall the Company’s Board of Directors consist of more than seven (7) members from the Reset Date until the Board Trigger Date unless the Lender agrees otherwise in writing.

4.2 Company Undertaking. The Company undertakes that until the Board Trigger Date, unless the Lender agrees otherwise in writing, the Key Individuals shall remain directors of the Company, provided, that the obligations of the Company pursuant to this subsection 4.2 with respect to either Key Individual shall not continue for so long as that Key Individual may be dismissed as a director in accordance with the Company’s Articles of Association in effect from time to time and/or applicable law, in each case following fraud, disqualification or any other “for cause” reason pertaining to that Key Individual, or the removal of either Key Individual by an ordinary resolution of the shareholders of the Company.

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4.3 Nomination Rights. During the period beginning on the Closing Date and until the Board Trigger Date (the “Nominating Period”), the Lender shall have the right to designate by notice in writing to the Company, in its sole discretion, two (2) individuals, and replacements for such individuals, if applicable, to serve on the Company’s Board of Directors (“Appointee Director”); provided, that at least one such designated individual shall be required to qualify as an “independent director” under Nasdaq Listing Rules 5605(a)(2) and 5605(c)(2). During the Nominating Period, the Lender shall have the right to appoint an Appointee Director to each committee of the Company’s Board of Directors, subject always to such appointments complying with all applicable rules, regulations, requirements and guidance of the Nasdaq and/or the SEC and any other legal or regulatory rules, guidance or requirements applying to the Company or such individuals from time to time. The Company undertakes to appoint such Appointee Directors promptly upon receiving notice from the Lender (and in any event within 5 Business Days of such receipt). In accordance with the Company’s Articles of Association, each Appointee Director shall be required to be approved as a director of the Company at the first general meeting following the appointment of such Appointee Director by the Board of Directors pursuant to this subsection 4.3. Save as otherwise provided for in this Agreement, the Company agrees that each Appointee Director shall be entitled to serve a three-year term following their approval by the shareholders of the Company at the first general meeting following their appointment by the Board of Directors. For the avoidance of doubt, in the event that the shareholders of the Company do not so approve the appointment of an Appointee Director, the Lender shall be entitled to re-appoint such Appointee Director (or a replacement for them) and the Company undertakes to appoint any such person so designated in accordance with the terms of this subsection 4.3. The appointment of any Appointee Director shall: (i) be conditional upon each nominated individual satisfying all legal and/or regulatory requirements and qualifications to serve as a director of the Company and satisfying all necessary background checks and identity verification procedures (the “Director Check Procedures”); (ii) take effect upon completion of the Director Check Procedures to the Company’s satisfaction (acting reasonably, in good faith, and without undue delay) and in no event later than five (5) Business Days following such completion. Prior to the Lender issuing a notice of designation to the Company in relation to an Appointee Director, the Lender and the Company shall use their reasonable efforts to arrange for such individual to meet (either virtually or in person) the Chair of the Board of Directors (provided, however, that such meeting taking place shall not be a pre-condition to the appointment of the Appointee Director).

5. Miscellaneous.

5.1 Effectiveness. This Agreement shall become effective as of the Closing and prior thereto shall be of no force or effect.

5.2 Further Assurances. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

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5.3 Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial. THIS INVESTORS’ RIGHTS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF (I) THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN OR (II) THE COURTS OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS INVESTORS’ RIGHTS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS INVESTORS’ RIGHTS AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS INVESTORS’ RIGHTS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS SUBSECTION 5.3 OF THIS INVESTORS’ RIGHTS AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS INVESTORS’ RIGHTS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS INVESTORS’ RIGHTS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS INVESTORS’ RIGHTS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS INVESTORS’ RIGHTS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SUBSECTION 5.3.

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5.4 Successors and Assigns; Assignment. Except as otherwise expressly limited herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors, and administrators of the parties hereto. Except as expressly permitted under subsection 3.4 above, none of the rights, privileges, or obligations set forth in, arising under, or created by this Agreement may be assigned or transferred without the prior consent in writing of each party to this Agreement, with the exception of (a) assignments and transfers between the Investors, as the case may be; (b) assignments and transfers from a Holder to any other entity which controls, is controlled by, or is under common control with, such Holder, and as to any Holder which is a partnership, assignments and transfers to its partners and to affiliated partnerships managed by the same management company or managing general partner or by an entity which controls, is controlled by, or is under common control with, such management company or managing general partner (collectively “Permitted Transferees”); and (c) in the case of the Lender (or any of its Permitted Transferees), assignments and transfers to any other entity (a “Lender Permitted Transferee”). Notwithstanding the foregoing, (A) any Permitted Transferee shall, in connection with their purchase or receipt of Shares, execute a Joinder Agreement to be entered into between the Company and such Permitted Transferee at the time of the applicable transfer, pursuant to which such Permitted Transferee shall be deemed to be a party to this Agreement, and (B) any other person owning or acquiring Registrable Securities of the Company may, at the Company’s request, execute a Joinder Agreement with the Company, pursuant to which such person shall be deemed to be a party to this Agreement. Unless otherwise noted in the applicable Joinder Agreement, each Permitted Transferee shall be deemed a Holder. The parties agree that any Lender Permitted Transferee shall be allowed the same rights and privileges under this Agreement as the Lender. For the avoidance of doubt, a Lender Permitted Transferee shall not be required to execute a Joinder Agreement.

5.5 Entire Agreement; Amendment and Waiver. This Agreement and the Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof and supersede all prior agreement and understanding, both oral and written between parties with respect to the subject matter of this Agreement. Any term of this Agreement may be amended and the observance of any term hereof may be waived (either prospectively or retroactively and either generally or in a particular instance) with the written consent of the Company and the Invetsors holding a majority of the Registrable Securities.

5.6 Termination. This Agreement will automatically terminate upon the earlier to occur of (i) any acquisition of the Company, including by way of merger or consolidation, or (ii) the date as of which there shall be no Registrable Securities outstanding.

5.7 Notices, etc. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be mailed by registered mail, postage prepaid, or otherwise delivered by electronic mail, hand or by messenger, addressed to such party’s address as set forth in the shareholders register maintained by the Company or at such other address with respect to a party as such party shall notify each other party in writing as above provided. Any notice sent in accordance with this subsection 5.7 shall be effective (i) if mailed, seven (7) Business Days after mailing, (ii) if sent by messenger, upon delivery, and (iii) if sent via email, upon transmission and electronic confirmation of receipt or, if transmitted and received on a non-Business Day, on the first Business Day following transmission and electronic confirmation of receipt.

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5.8 Delays or Omissions. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any of the parties, shall be cumulative and not alternative.

5.9 Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

5.10 Counterparts; Electronic Execution. This Agreement may be executed in any number of counterparts (including by facsimile or electronic transmission (including .pdf file, .jpeg file, Adobe Sign, or DocuSign), each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page to this Agreement by electronic, facsimile or portable document format shall be effective as delivery of a mutually executed counterpart to this Agreement and shall have the same legal validity and enforceability as a manually executed signature to the fullest extent permitted by applicable law.

5.11 Aggregation of Shares. All Shares held by affiliated entities or persons (and for the avoidance of doubt, the Shares held by each of the Holders which are grouped under a titled group) shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

5.12 No Third Party Beneficiaries. Except as expressly provided in this Agreement, this Agreement (including the documents and instruments referred to herein) is not intended to confer on any person other than the parties hereto any rights, remedies, obligations or liabilities hereunder.

5.13 Mutual Drafting. This Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

[Remainder of page intentionally left blank.]

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IN WITNESS WHEREOF the parties have signed this Agreement as the date first hereinabove set forth.

SELINA HOSPITALITY PLC

By:	/s/ RAFAEL MUSERI
Name:	Rafael Museri
Title:	Director

[Signature Pages Continue]

OSPREY INVESTMENTS LIMITED

By:	/s/ GIORGOS GEORGIOU
Name:	Giorgos Georgiou
Title:	Director

KIBBUTZ HOLDING S.a.r.l.

By:	/s/ DAVID GALAN
Name:	David Galan
Title:	Director

Exhibit A

Form of Joinder Agreement

[Date]

Reference is hereby made to the Investors’ Rights Agreement, dated ___________, 2023 (the “IRA”), by and between Selina Hospitality PLC (the “Company”) and the Investors named therein. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the IRA.

Each of the undersigned hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, it shall be deemed to be a party to the IRA as if it were an original signatory thereto and hereby expressly assumes, and agrees to perform and discharge, all of the obligations and liabilities of a party thereto as the case may be, under the IRA. All references in the IRA to “Holders” shall hereafter include each of the undersigned and their respective successors, as applicable.

Each of the undersigned hereby agrees to promptly execute and deliver any and all further documents and take such further action as the Company, the Holders or any undersigned party may reasonably require to effect the purpose of this Joinder Agreement.

THIS JOINDER AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK (REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF) AS TO ALL MATTERS (INCLUDING ANY ACTION, SUIT, LITIGATION, ARBITRATION, MEDIATION, CLAIM, CHARGE, COMPLAINT, INQUIRY, PROCEEDING, HEARING, AUDIT, INVESTIGATION OR REVIEWS BY OR BEFORE ANY GOVERNMENTAL ENTITY RELATED HERETO), INCLUDING MATTERS OF VALIDITY, CONSTRUCTION, EFFECT, PERFORMANCE AND REMEDIES. THE PARTIES HERETO IRREVOCABLY SUBMIT TO THE EXCLUSIVE JURISDICTION OF (I) THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN OR (II) THE COURTS OF THE STATE OF NEW YORK LOCATED IN THE CITY AND COUNTY OF NEW YORK, BOROUGH OF MANHATTAN SOLELY IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS JOINDER AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS JOINDER AGREEMENT AND IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS JOINDER AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES HERETO IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED BY SUCH COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN THIS JOINDER AGREEMENT OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS JOINDER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS JOINDER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS JOINDER AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS JOINDER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS JOINDER AGREEMENT.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed this Joinder Agreement as of the date herein above set forth.

The Company:

Selina Hospitality PLC

By:
Title:

Permitted Transferee(s):

[Insert name]

By:
Title:

Exhibit B

FORM OF IRREVOCABLE TRANSFER AGENT INSTRUCTIONS

As of _________, ____

[Insert Name of Transfer Agent]

[Address]

[Address]

Attn: _________________

Ladies and Gentlemen:

Reference is made to that certain Investors’ Rights Agreement, dated as of _____________, ___ (the “Agreement”), by and among Selina Hospitality PLC (the “Company”), and the entities named on the signature pages thereto (collectively, and including Permitted Transferees, the “Holders”).

This letter shall serve as our irrevocable authorization and direction to you (provided that you are the transfer agent of the Company at such time and the conditions set forth in this letter are satisfied), subject to any stop transfer instructions that we may issue to you from time to time, if any, to issue certificates representing shares in the Company upon transfer or resale of the Shares (as defined in the Agreement).

You acknowledge and agree that so long as you have received written confirmation from the Company’s legal counsel that either (1) the Shares have been sold in conformity with Rule 144 under the Securities Act (“Rule 144”) or (2) the Shares are eligible for sale under Rule 144, without the requirement for the Company to be in compliance with the current public information required under Rule 144 as to such securities and without volume or manner-of-sale restrictions within two (2) trading days of your receipt of a notice of transfer or Shares, you shall issue the certificates representing the Shares registered in the names of such Holders or transferees, as the case may be, and such certificates shall not bear any legend restricting transfer of the Shares thereby and should not be subject to any stop-transfer restriction.

Please be advised that the Holders are relying upon this letter as an inducement to enter into the Agreement and, accordingly, each Holder is a third party beneficiary to these instructions.

Please execute this letter in the space indicated to acknowledge your agreement to act in accordance with these instructions.

Very truly yours,

SELINA HOSPITALITY PLC.

By:
Name:
Title:

Acknowledged and Agreed:

[INSERT NAME OF TRANSFER AGENT]

By:
Name:
Title:

Date:	_________________, ______